UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) 2/21/2019

CITIZENS FIRST CORPORATION

(Exact name of registrant as specified in its charter)

Kentucky	001-33126	61-0912615
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1065 Ashley Street, Bowling Green, Kentucky	42103
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code   (270) 393-0700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01       Entry into a Material Definitive Agreement.

On February 21, 2019, Citizens First Corporation (“Citizens First” or the “Company”) and German American Bancorp, Inc. (“GABC”) jointly announced the signing of a definitive agreement (the “Merger Agreement”) pursuant to which Citizens First will be merged with and into GABC (the “Merger”). Immediately following the Merger, Citizens First Bank, Inc. a Kentucky bank and wholly owned subsidiary of Citizens First (the “Bank”), will merge with and into German American Bank, an Indiana bank and wholly owned subsidiary of GABC.

On February 21, 2019, Citizens First entered into a Success Bonus Agreement (the “Agreements”) with each of M. Todd Kanipe, President and CEO, Steve Marcum, Executive Vice President and CFO, and Marc Lively, Executive Vice President and Chief Credit Officer (each, an “Executive”), in connection with and as consideration for the Executives’ efforts necessary to effectuate the closing of the transactions described in the Merger Agreement. The Agreements provide that the Company will pay to the Executives a success bonus immediately prior to the closing of the Merger (the “ Success Bonus”), in accordance with and subject to the terms and conditions set forth in the  Agreements. Under the Agreements, each of Mr. Kanipe, Mr. Marcum  and Mr. Lively will receive a Success Bonus in the amount of $749,389, $583,623 and $550,920, respectively. Under the Agreements, each outstanding performance unit award under the Citizens First Corporation 2015 Incentive Plan and each outstanding award under the Citizens First Corporation 2014 Management Incentive Plan will be cancelled effective upon payment of the Success Bonus.

In consideration of the payment by the Company to each of the Executives of the Success Bonus in accordance with and subject to the terms and conditions of the Agreements, on February 21, 2019, each of M. Todd Kanipe, Steve Marcum and Marc Lively entered into an amendment to his respective employment agreement with Citizens First (the “Amendments”).  The Amendments removed certain provisions relating to Citizens First’s obligations to make certain payments to the Executive in the event of a change in control, as defined in the respective employment agreements, and the  Executive’s subsequent termination of employment.    Those provisions would have required Citizens First to, among other things, make payments to the Executives in an amount equal to two times the sum of the Executive’s base salary and an amount equal to the target annual incentive under any outstanding award agreement between the Company and the Executive under the Company’s 2014 Management Incentive Plan for the year in which the change in control occurred.

The Agreements and the Amendments provide that in the event that the Merger Agreement is terminated or otherwise cancelled or the Merger does not occur for any reason, the Agreements and the Amendments will be null and void and the Employment Agreements will remain in full force and effect, unmodified.

The foregoing description of the Agreements and the Amendments does not purport to be complete and is qualified in its entirety by reference to the full text of those amendments which are filed herewith as Exhibits 10.1 through 10.6 to this Current Report on Form 8-K and are incorporated by reference herein.

Item 5.02       Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Please see Item 1.01, the contents of which are incorporated by reference herein.

Item 9.01       Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	First Amendment to Employment Agreement between Citizens First Corporation and M. Todd Kanipe dated February 21, 2019
10.2	First Amendment to Employment Agreement between Citizens First Corporation and Steve Marcum dated February 21, 2019
10.3	First Amendment to Employment Agreement between Citizens First Corporation and Marc Lively dated February 21, 2019
10.4	Success Bonus Agreement between Citizens First Corporation and M. Todd Kanipe dated February 21, 2019
10.5	Success Bonus Agreement between Citizens First Corporation and Steve Marcum dated February 21, 2019
10.6	Success Bonus Agreement between Citizens First Corporation and Marc Lively dated February 21, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Citizens First Corporation

February 21, 2019	/s/ Steve Marcum
Date	Steve Marcum
Executive Vice President and Chief Financial Officer